82-2441



NEWS RELEASE

SUPPL

02028562

FOR IMMEDIATE RELEASE

___SO TECHNOLOGIES TEAMS WITH TWO MAJOR CORPORATIONS FOR AAR SERVICE TRIAL

March 26, 2002, Vancouver, BC — Kelso is pleased to announce that due to the involvement of two major U.S. corporations — Terra Industries Inc. and Union Tank Car Company — Kelso has completed final installation of its revolutionary JS75 SRV pressure relief valves on 30 railroad tank cars. The valves are in a Service Trial as required by the Association of American Railroads (AAR) and are traveling throughout North America.

"It is our belief that this is the beginning of a new era in pressure relief valve design and safety and an extraordinary accomplishment for Kelso and its shareholders" stated Stephen Grossman, President and CEO of Kelso Technologies Inc.

"We owe our deepest gratitude and thanks to two of the finest and most highly reputable and respected corporations in North America for assisting us in the Service Trial. The Kelso JS75 SRV valves are traveling on Terra International Inc. tank cars that are leased from Union Tank Car Company" he commented. (Union Tank Car Company website: www.utlx.com).

"These corporations are taking a leadership position by assisting Kelso Technologies Inc. in proving the overall effectiveness and efficiencies of its new, technologically-advanced Kelso JS75 SRV pressure relief valve" Mr. Grossman added.

Kelso entered negotiations with Todd Waggoner, Manager, Rail Fleet for Terra International Inc. on January 11, 2001 and Terra signed a Service Trial Agreement with Kelso on September 5, 2001 allowing for the use of its 30 leased Union tank cars.

"Mr. Waggoner exemplifies the leadership qualities associated with technological improvements when it comes to the safety and well being of the people in the communities and the environment which Terra's tank cars transverse. Kelso is thankful for his understanding and appreciation of what the Kelso JS75 SRV pressure relief valve has to offer compared to the other valves being used in today's transporting of non-hazardous and hazardous goods from one destination to another" Mr. Grossman stated.

About Terra International Inc.

Terra International Inc. is a wholly-owned subsidiary of Terra Industries Inc. (www.terraindustries.com) Terra Industries has its corporate headquarters in Sioux City, Iowa with locations throughout North America and the United Kingdom. Terra Industries Inc. trades on the NYSE (Symbol: TRA) and reported annual revenues ending December 31, 2001 of $1 billion. Terra Industries is a leading manufacturer of anhydrous ammonia, the basic ingredient for most nitrogen fertilizers in industrial products, and methanol, an ingredient in oxygenated fuels and chemical processes.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441



NEWS RELEASE

CDNX:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES TEAMS WITH TWO MAJOR CORPORATIONS FOR AAR SERVICE TRIAL

March 26, 2002, Vancouver, BC — Kelso is pleased to announce that due to the involvement of two major U.S. corporations — Terra Industries Inc. and Union Tank Car Company — Kelso has completed final installation of its revolutionary JS75 SRV pressure relief valves on 30 railroad tank cars. The valves are in a Service Trial as required by the Association of American Railroads (AAR) and are traveling throughout North America.

"It is our belief that this is the beginning of a new era in pressure relief valve design and safety and an extraordinary accomplishment for Kelso and its shareholders" stated Stephen Grossman, President and CEO of Kelso Technologies Inc.

"We owe our deepest gratitude and thanks to two of the finest and most highly reputable and respected corporations in North America for assisting us in the Service Trial. The Kelso JS75 SRV valves are traveling on Terra International Inc. tank cars that are leased from Union Tank Car Company" he commented. (Union Tank Car Company website: www.utlx.com).

"These corporations are taking a leadership position by assisting Kelso Technologies Inc. in proving the overall effectiveness and efficiencies of its new, technologically-advanced Kelso JS75 SRV pressure relief valve" Mr. Grossman added.

Kelso entered negotiations with Todd Waggoner, Manager, Rail Fleet for Terra International Inc. on January 11, 2001 and Terra signed a Service Trial Agreement with Kelso on September 5, 2001 allowing for the use of its 30 leased Union tank cars.

"Mr. Waggoner exemplifies the leadership qualities associated with technological improvements when it comes to the safety and well being of the people in the communities and the environment which Terra's tank cars transverse. Kelso is thankful for his understanding and appreciation of what the Kelso JS75 SRV pressure relief valve has to offer compared to the other valves being used in today's transporting of non-hazardous and hazardous goods from one destination to another" Mr. Grossman stated.

About Terra International Inc.

Terra International Inc. is a wholly-owned subsidiary of Terra Industries Inc. (www.terraindustries.com) Terra Industries has its corporate headquarters in Sioux City, Iowa with locations throughout North America and the United Kingdom. Terra Industries Inc. trades on the NYSE (Symbol: TRA) and reported annual revenues ending December 31, 2001 of $1 billion. Terra Industries is a leading manufacturer of anhydrous ammonia, the basic ingredient for most nitrogen fertilizers in industrial products, and methanol, an ingredient in oxygenated fuels and chemical processes.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES REQUESTS HALT PENDING NEWS

March 25, 2002, Vancouver, BC — The Company wishes to clarify that it requested that the CDNX halt trading of its common shares pending the release of significant news by the Company.

Any questions regarding Kelso Technologies Inc. may be directed to Stephen L. Grossman at 1-866-535-7685 or by email to investor_relations@kelsotech.com.

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES REQUESTS HALT PENDING NEWS

March 25, 2002, Vancouver, BC — The Company wishes to clarify that it requested that the CDNX halt trading of its common shares pending the release of significant news by the Company.

Any questions regarding Kelso Technologies Inc. may be directed to Stephen L. Grossman at 1-866-535-7685 or by email to investor_relations@kelsotech.com.

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

CDNX:KLS


SUPPL

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

April 4, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 100,000 common shares at a price of $0.12 per share for total proceeds of $12,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 75,000 shares for a period of two years at a price of $0.16 per share if exercised.

The proceeds of this Private Placement will be used for general working capital. It is hoping to raise up to an additional $20,000.00 at the same terms above

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.


SEC MAIL
RECEIVED
PROCESSING
APR 18 2002
WASH. D.C.
164
SECTION

(Signed) On behalf of the Board of Directors
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

April 4, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 100,000 common shares at a price of $0.12 per share for total proceeds of $12,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 75,000 shares for a period of two years at a price of $0.16 per share if exercised.

The proceeds of this Private Placement will be used for general working capital. It is hoping to raise up to an additional $20,000.00 at the same terms above

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com